Filed pursuant to Rule 433

Registration No. 333-202916

June 16, 2015

Valley National Bancorp

4,600,000 Shares of Preferred Stock

6.25% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A

Term Sheet

Issuer:	Valley National Bancorp (the “Company”)

Security:	6.25% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A of the Issuer (the “Preferred Stock”)

Principal Amount:	$115,000,000 (4,600,000 shares of Preferred Stock)

Liquidation Preference:	$25 per share of Preferred Stock

Expected Rating:

S&P: BB+

DBRS: BBB (L)

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Trade Date:	June 16, 2015

Settlement Date (T+3):	June 19, 2015

Maturity Date:	Perpetual

Dividend Rate (Non-Cumulative):	From June 19, 2015 to, but excluding, June 30, 2025, at a rate of 6.25% per annum, and from and including June 30, 2025 until the redemption date (if any) at a floating rate equal to three-month LIBOR plus a spread of 3.85% per annum, in each case, only when, as and if declared.

Dividend Payment Dates:	June 30, September 30, December 30, March 30, commencing September 30, 2015

Day Count Convention:	30/360 to but excluding June 30, 2025, and, thereafter, a 360-day year and the number of days actually elapsed

Redemption Provision:	The Company may redeem the Preferred Stock (i) in whole or in part, from time to time, on any dividend payment date on or after June 30, 2025, at a redemption price equal to $25 per share of Preferred Stock, plus any declared and unpaid dividends, without accumulation of any undeclared dividends, to but excluding the redemption date or (ii) in whole but not in part, at any time within 90 days following a “regulatory capital treatment event,” as described in the preliminary prospectus supplement, dated June 16, 2015, at a redemption price equal to $25 per share of Preferred Stock, plus any declared and unpaid dividends, without accumulation of any undeclared dividends, to but excluding the redemption date. The holders of the Preferred Stock will not have the right to require redemption or repurchase of the Preferred Stock.

Listing:	The Company intends to list the Preferred Stock on the NYSE. If the application is approved, trading of the Preferred Stock on NYSE is expected to commence within a 30-day period after the original issuance date of the Preferred Stock.

Public Offer Price:	$25 per share Preferred Stock

Underwriting Discounts and Commissions (1):	3.15% / $0.7875 per share Preferred Stock

Proceeds to the Company (before expenses) (2):	$111,377,500

CUSIP/ISIN:	919794 206 / US9197942066

Book-Running Managers:	Sandler O’Neill + Partners, L.P. Keefe, Bruyette & Woods, Inc. RBC Capital Markets, LLC

Concurrent Offering:	On June 16, 2015, the Company priced its offering of an aggregate of $100,000,000 of 4.55% Subordinated Debentures due 2025.

The Company has filed a shelf registration statement (File No. 333-202916) (including base prospectus) and related preliminary prospectus supplements dated June 16, 2015 with the Securities and Exchange Commission (the “SEC”) for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement, and related applicable preliminary prospectus supplement and any other documents that Valley has filed with the SEC for more information about Valley and the offerings. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offerings will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by calling Sandler O’Neill + Partners, L.P. toll-free at 866-805-4128.

(1)	To the extent of sales to certain institutions, the total underwriting commissions will be less than the total shown above.
(2)	To the extent of sales to certain institutions, the net proceeds will be more than the total shown above.